Mail Stop 4561

October 6, 2008

By US Mail and Facsimile

Douglas G. Bergeron
Chief Executive Officer
VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

      Re: VeriFone Holdings, Inc.
                Form S-1
                Filed September 9, 2008
                File No. 333-153391

                Form 10-K for the fiscal year ended October 31, 2007
                Filed August 19, 2008
                File No. 1-32465

Dear Mr. Bergeron:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should consider the comments below when preparing future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2007

Item 11. Executive Compensation, page 130

Elements of Executive Compensation

1. You state that you consider the total compensation, including the allocation among base salary, performance based bonuses, equity incentives and benefits and perquisites that may be awarded to a named executive in setting his compensation. Please consider whether amounts realizable from prior compensation and payable upon termination or change of control were evaluated or had a material impact on the compensation awards, and provide disclosure, as applicable.

Employment Agreement with our Chief Executive Officer, page 132

2. We note you were mindful of the substantial equity owned by Mr. Bergeron when you reviewed his compensation program. Explain how you used this information and clarify the effect the information had in setting Mr. Bergeron's compensation.

Performance-Based Bonuses, page 136

General

3. To the extent non-GAAP parameters are used as targets or otherwise referred to in determining levels of executive compensation, explain how each non-GAAP amount used for this pupose is calculated from your audited financial statements. Refer to Instruction 5 of Instructions to Item 402(b) of Regulation S-K.

4. You indicate that in determining both annual and quarterly bonuses, you consider several performance based factors, and based on the achievements of the executives relative to the performance factors you pay the bonus. As a result, it appears that the targets you set for evaluating performance are a material part of your compensation policy. Please disclose the targets, or tell us why you have not disclosed them. If you disclose the targets, discuss whether, for each executive, he met those targets, including a discussion of by what margin or amount the targets were, or were not, met. If you do not disclose the targets, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed target level.

Unforeseen Events, page 137

5. Discuss your policies regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

One-Time Bonuses, page 140

6. Please provide meaningful descriptive information regarding the individual accomplishments that resulted in awards of bonuses or other forms of compensation. For example you refer to the "many positive contributions" Mr. Waller made to your 2007

financial performance. You should consider describing the nature of these contributions in a more specific but concise manner that would enable shareholders to better understand the nature of his accomplishments and how they benefited the company.

<u>Potential Payments Upon Termination or Change of Control, page 147</u>

7. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the agreements you have with certain executives and your equity plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

<u>Form 10-K</u>

<u>Item 15. Exhibits, Financial Statement Schedules, page 156</u>

<u>Exhibits 31.1 and 31.2</u>

8. In future filings, please revise each certificate so that it conforms precisely with the text of the certificate set out in Item 601(b)(31) of Regulation S-K. As an example, omit the reference to the title of the person signing the certificate and the name of the company in the introductory clause to the certificate.

<u>Closing Comments</u>

Please provide a written response to these comments. The response letter should be filed electronically Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donna Levy at (202) 551-3292, or in her absence, you may contact me at 202-551-3462 with any other questions. If you thereafter require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Scott D. Miller, Esq. of Sullivan & Cromwell LLP
        (by facsimile, 650-461-5700)